Oncolytics Biotech Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

11.           RECONCILIATION OF CANADIAN GAAP TO U.S. GAAP

Our consolidated financial statements are prepared in accordance with Canadian GAAP which, in most respects, conforms to U.S. GAAP.  Significant differences between Canadian and U.S. GAAP are as follows:

	Notes	Three Month Period Ending March 31, 2010 $	Three Month Period Ending March 31, 2009 $	Cumulative from inception on April 2, 1998 to March 31, 2010 $
Net loss for the period- Canadian GAAP	(2)	4,141,211	3,957,646	122,929,211
Amortization of intellectual property	(1)	—	(90,375)	(3,615,000)
Future income tax recovery	(1)	—	—	1,115,000
Revaluation of warrant liability	(3)	541,489	—	(509,441)
Net loss and comprehensive loss for the period - US GAAP		4,682,700	3,867,271	119,919,770
Basic and diluted loss per common share - US GAAP		(0.08)	(0.09)	—

There are no differences between Canadian GAAP and US GAAP in amounts reported as cash flows from (used in) operating, financing and investing activities.

Oncolytics Biotech Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

Balance sheet items in accordance with U.S. GAAP are as follows:
			March 31, 2010		December 31, 2009
	Notes		Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Intellectual property	(1)		—	—	—	—
Warrant liability	(3)		—	1,564,000	—	1,023,051
Future income taxes	(1)		—	—	—	—
Share capital	(3)		131,908,274	131,908,274	131,908,274	131,908,274
Warrants	(3)		2,073,441	—	4,511,441	2,437,460
Contributed surplus	(1)		16,173,772	13,673,772	13,734,743	11,234,743
Deficit	(1	), (3)	122,929,211	119,919,770	118,788,000	115,237,070

1.	“Push-Down” Accounting and In Process Research and Development

Intellectual property of $2,500,000 was recorded as a consequence of SYNSORB’s acquisition of the Company’s shares and comprised intangible assets related to research and development activities.  The asset is now fully amortized.  Under U.S. GAAP, this would not have been capitalized on acquisition.

As a result of removing the $2,500,000 from intellectual property in 1999 for U.S. GAAP purposes, the amortization of the intellectual property, the future income tax recovery, and contributed surplus amounts recorded for Canadian GAAP purposes have been reversed.

2.	Presentation of Stock Based Compensation Expense

Under U.S. GAAP, stock based compensation expense is to be presented within the appropriate category of expenses on the statement of loss.  As a result, stock based compensation on the statement of loss would be reduced by $1,029 for the three month period ending March 31, 2010 (2009 – $11,637) and research and development and operating expenses would increase by $1,029 and $nil, respectively (2009 $11,637 and $nil, respectively).  Cumulative from inception stock based compensation would be reduced by $5,194,146 and cumulative from inception research and development and operating expenses would increase by $2,947,416 and $2,246,730, respectively.  There is no impact on the Company’s net loss.

3.	Treatment of Warrants with a Foreign Currency Exercise Price

Under U.S. GAAP, the prescribed accounting treatment for warrants with an exercise price denominated in a foreign currency is to treat these warrants as a liability measured at fair value with changes in fair value accounted for through the consolidated statement of loss.  The fair value of these warrants is determined using the Black Scholes Option Pricing Model.  As a result of this prescribed accounting treatment, for U.S. GAAP, we have reclassified the warrants issued in our November 2009 unit offering from equity to liabilities.

Oncolytics Biotech Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

Additional Financial Instrument Disclosure

Financial Liabilities
Financial liabilities include the warrant liability which has been designated as held for trading and has been measured at fair value determined by the Black Scholes Option Pricing.  These warrants have not been listed on an exchange and therefore do not trade on an active market.  Changes in fair value are recorded as a gain or loss in the statement of consolidated loss.  The inputs used for determining fair value on March 31, 2010 are: risk free interest rate – 1.63%, expected hold period to exercise – 1.4 years, volatility in the price of our shares – 61.4%, expected dividend yield of nil and the March 31, 2010 share price.

Fair Value Measurement

The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

Level 3 - Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value of our Warrant Liability is based on level 2 (significant observable inputs).

Accounting for Uncertainty in Income Taxes

The tax years 2003 – 2009 remain open for audit examination by the respective Canadian taxing jurisdictions.